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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            The Centris Group, Inc.
                     --------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   155904105
                                --------------
                                (CUSIP Number)

                                 Stephen L. Way
                         HCC Insurance Holdings, Inc.
                           13403 Northwest Freeway
                          Houston, Texas  77040-6094
                                (713) 690-7300

          (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)

                                with copies to:

                                Arthur S. Berner
                         Winstead Sechrest & Minick P.C.
                            910 Travis, Suite 2400
                             Houston, Texas  77002
                                (713) 650-2729

                                January 27, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the
following box [    ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Amendment No. 1 amends and supplements the Schedule 13D dated
January 11, 1999 filed by HCC Insurance Holdings, Inc., a Delaware corporation ("HCC") with respect to its acquisition of shares of common stock, $.01 par value per share (the "Shares") of The Centris Group, Inc., a Delaware corporation (the "Issuer").

ITEM 4.   PURPOSE OF THE TRANSACTION

          Commencing in May, 1998 the Company, through its subsidiary, Houston Casualty Company, purchased Shares of the Issuer in order to acquire an equity position in the Issuer. Through January 11, 1999, HCC owned 911,200 Shares constituting approximately 7.79% of the outstanding Shares of the Issuer (based on 11,702,296 shares of the Issuer outstanding on September 30, 1998).

          During 1998, HCC initiated informal discussions with the Issuer relating to a possible business combination. The Issuer, through its Chief Executive Officer, advised HCC that it did not wish to have combination discussions and that it preferred to remain an independent company. These discussions were generally cordial, but the discussions did not result in any agreement being reached between HCC and the Issuer.

          On January 11, 1999 HCC, concurrently with the filing of the
          Schedule 13D amended hereby, notified the Issuer of its offer to acquire 100% of the Issuer's Common Stock at a price of $13.25 per share in a negotiated business combination. HCC also issued a press release announcing its actions. On January 27, 1999, the Issuer issued a press release announcing that its board of directors had rejected such offer. Such press release is attached as Exhibit 1. Also on January 27, 1999, the Company announced that it had withdrawn such offer following the rejection of the offer by the Issuer's board of directors. Such press release is attached as Exhibit 2.

          HCC has determined not to pursue at this time any new proposal for such a business combination in light of the rejection of its prior offer. HCC intends to review on a continuing basis various factors relating to its investment in the Issuer, including the Issuer's business and prospects, the price of Shares, subsequent developments affecting the Issuer, other investment and business opportunities available to HCC, and general stock market and economic conditions. Based on these factors, HCC may determine to sell all or part of its investment in the Issuer.

          Except as otherwise indicated in this Item 4, HCC has no present plans or proposals with respect to the Issuer (although it reserves the right to develop any such plan or proposals).

                                       2
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ITEM 7.   EXHIBITS
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
          99.1.   Press release of the Issuer dated January 27, 1999.

          99.2.   Press release of HCC dated January 27, 1999.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       HCC Insurance Holdings, Inc.


January 27, 1999
                                       By:  /s/ STEPHEN L. WAY
                                           --------------------------
                                            Stephen L. Way
                                            Chief Executive Officer
                                            and Chairman of the Board